Filed by Cathay General Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Asia Bancshares, Inc.
Filer's SEC File No.: 1-18630

The following is an excerpt from the first quarter earnings release published by Cathay General Bancorp ("Cathay") on April 22, 2015. The excerpt contains those portions of the earnings release relating to Cathay's pending merger with Asia Bancshares, Inc. ("Asia Bancshares").

Asia Bancshares Merger Update

"We are looking forward to the completion of the merger with Asia Bancshares, which we now expect to occur in the third quarter of 2015," concluded Dunson Cheng.

FORWARD-LOOKING STATEMENTS AND OTHER NOTICES
Certain statements contained herein are forward-looking statements within the meaning of the applicable provisions of the Private Securities Litigation Reform Act of 1995 regarding management's beliefs, projections, and assumptions concerning future results and events. These forward-looking statements may include, but are not limited to, such words as "aims," "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "hopes," "intends," "may," "plans," "projects," "predicts," "potential," "possible," "optimistic," "seeks," "shall," "should," "will," and variations of these words and similar expressions. Forward-looking statements are based on estimates, beliefs, projections, and assumptions of management and are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Such risks and uncertainties and other factors include, but are not limited to, our pending merger with Asia Bancshares, Inc., including the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Asia Bancshares' operations with those of Cathay will be materially delayed or will be more costly or difficult than expected; the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of Asia Bancshares shareholders to adopt the merger agreement; diversion of management's attention from ongoing business operations and opportunities; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on Cathay's, Asia Bancshares' or the combined company's respective customer relationships and operating results; and the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events.

These and other factors are further described in Cathay General Bancorp's Annual Report on Form 10-K for the year ended December 31, 2014 (Item 1A in particular), other reports filed with the Securities and Exchange Commission ("SEC"), and other filings Cathay General Bancorp makes with the SEC from time to time. Actual results in any future period may also vary from the past results discussed in this press release. Given these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements, which speak to the date of this press release. Cathay General Bancorp has no intention and undertakes no obligation to update any forward-looking statement or to publicly announce any revision of any forward-looking statement to reflect future developments or events, except as required by law.
IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT
This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor share there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction between Cathay and Asia Bancshares, Cathay filed with the Securities and Exchange Commission (SEC) a preliminary registration statement on Form S-4, dated March 30, 2015, which includes a proxy statement/prospectus with respect to the proposed acquisition of Asia Bancshares. After the registration statement has been declared effective by the SEC, the final proxy statement/prospectus will be mailed to the shareholders of Asia Bancshares in advance of a special meeting of shareholders that will be held to consider the proposed merger. INVESTORS AND SECURITY HOLDERS OF ASIA BANCSHARES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING CATHAY, ASIA BANCSHARES AND THE PROPOSED MERGER.

Investors will be able to obtain a free copy of the registration statement and proxy statement/prospectus, as well as other filings containing information about Cathay (including but not limited to Cathay's Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q) at the SEC's website at www.sec.gov or on Cathay Bank's website www.cathaybank.com. Investors may also direct requests to Cathay General Bancorp, 777 N. Broadway, Los Angeles, CA 90012, Attention: Investor Relations (626) 279-3286.
PARTICIPANTS IN THE SOLICITATION
Asia Bancshares, Cathay and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Asia Bancshares common stock in respect of the proposed transaction. Information regarding the persons who, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from the holders of Asia Bancshares common stock in connection with the proposed transactions, are set forth in the preliminary proxy statement/prospectus filed with the SEC. Additional information about the directors and executive officers of Cathay is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 16, 2015. Additional information regarding Asia Bancshares' directors and executive officers is contained in Asia Bancshares' Proxy Statement, dated September 25, 2014, which can be obtained free of charge by direct request to Asia Bancshares at 135-11 Roosevelt Avenue, Flushing, New York 11354.